4/30/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02036533


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2002
WASH. D.C.
152
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of April, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated April 10, 2002 re: Partner Becomes One of the First GSM Operators Worldwide to Offer Services Over the Korean GVM™/obox Platform.

Partner Becomes One of the First GSM Operators Worldwide to Offer Services Over the Korean GVM™ / obox Platform

Rosh Ha'ayin, Israel, April 10, 2002 – **Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD)** announced today that it has become one of the first GSM operators worldwide to utilize the GVM™ (General Virtual Machine) / obox platform for the creation, development and offering of a wide variety of applications and services to orange™ subscribers in Israel.

The platform applied on the orange™ network in Israel was jointly provided by WiderThan.com, a sister company of SK Telecom, a leading Korean telecom provider and by Sinjisoft, and integrated into handsets manufactured by Samsung Electronics Co., Ltd. The platform enables the development of rich and exciting applications and content, which combined with a unique range of handsets, creates an extraordinary user experience, generally unavailable to GSM users.

Partner researched the market and identified a most promising solution in the Korean developed technology. Partner was then chosen from over 400 GSM operators worldwide to be the first to cooperate with SK Telecom and Samsung in developing a unique user interface and a wide range of applications and services which will offer Partner subscribers the ability to rapidly download applications to their handsets, and enjoy a new entertainment and information environment, using their handsets.

Among the applications which were soft launched today, and will be offered commercially in June 2002, are orange obox Games, enabling subscribers to download applications to their handsets, display them on the handsets` menu, and benefit from the special effects of vibrating animation and rich 16 poly sound; orange obox Karaoke, combining animation, text and rich sound, creating a unique video clip interactive experience; orange obox Collection, a compilation of songs which can be played or saved as handset melodies and orange obox animation clips, which can also be used as screen savers. Additional applications include orange obox Stock information and orange obox Multimedia Preview, enabling customers to enjoy textual and graphic storyboards, tracking progress, assignments, and adjustable goals and targets.

Partner has established a developers' arena and is working with a number of leading companies, on a revenue sharing basis, to facilitate the development of new applications for its customers. The orange obox platform enables end-to-end development of applications which will be available to customers who use either circuit switched or packet switched technologies.

Amikam Cohen, Partner's CEO commented, "We are pleased to be able to announce the soft launch of these new services that we believe will further transform the cellular user experience. Already successfully applied in Korea, the introduction of the orange obox services announced today, is another example of how Partner is dedicated to creating value for its subscribers, while leading the GSM community into an entirely new environment".

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 96 countries using 230 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67814151
Fax: +972-67814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd



By /s/ ______________________

Name: Alan Gelman

Title: Chief Financial Officer

Dated: May 2, 2002